UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Securities Exchange Act of 1934
For the month of: June 2021

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Exact name of registrant as specified in its charter)
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33 Maskit
Herzliya Pituach
4673333,	Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

EXPLANATORY NOTE

Cognyte Software Ltd. (the “Company”) hereby furnishes a notice of annual general meeting of the shareholders of the Company to be held at 4:00 p.m. Israel Time on June 28, 2021, at the Company’s offices at 33 Maskit Street, Herzliya Pituach, Israel. The notice is furnished with this report of foreign private issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COGNYTE SOFTWARE LTD.
(Registrant)
Date:	June 7, 2021

		By:	/s/ Ziv Levi
			Name:	Ziv Levi
			Title:	Chief Legal Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Annual General Meeting of Shareholders to be held on June 28, 2021